SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-1070

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Olin Corporation
190 Carondelet Plaza, Suite 1530
Clayton, MO 63105

Page 2

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Financial Statements and Schedules

December 31, 2005 and 2004

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Table of Contents

*Schedules of reportable transactions, obligations in default, and leases in default (as required by Section 103 (c)(5) of the Employee Retirement Income Security Act of 1974) are not applicable.

Page 4



AMPER, POLITZINER & MATTIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

EDISON, NEW JERSEY
(732) 287-1000

BRIDGEWATER, NEW JERSEY
(908) 218-5002

PRINCETON, NEW JERSEY
(609) 897-0200

HACKENSACK, NEW JERSEY
(201) 678-1400

WALL, NEW JERSEY
(732) 919-1400

6 EAST 43RD STREET
NEW YORK, NY 10017

PHONE: (212) 682-1600
FAX: (212) 682-1661

WWW.AMPER.COM

REPORT OF INDEPENDENT REGISTED PUBLIC ACCOUNTING FIRM

Pension and CEOP Administrative Committee of
Olin Corporation Employee Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Olin Corporation Employee Ownership Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.



an independent member of
BAKER TILLY
INTERNATIONAL

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Amper, Politziner & Mattia, P.C.

Amper, Politziner & Mattia, P.C.

June 26, 2006
New York, New York

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004
Assets:		
Investments, at fair value:		
Common stock	$ 150,790,362	$ 169,592,207
Mutual funds	202,780,262	200,280,284
Common and collective trusts	62,241,201	64,614,349
Self-directed brokerage	7,572,576	6,319,904
Participant loans	11,093,661	11,111,326
	434,478,062	451,918,070
Employer contribution receivable	4,620,038	287,093
Employee contribution receivable	--	412,429
Net assets available for plan benefits	$ 439,098,100	$ 452,617,592

See accompanying notes to financial statements.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2005 and 2004

	2005	2004
Investment income:		
Dividends and interest	$ 7,268,977	$ 6,975,135
Interest on participant loans	518,274	477,417
Net (depreciation) / appreciation in fair value of investments	(745,930)	35,076,238
Net investment income	7,041,321	42,528,790
Contributions:		
Employee	13,503,666	13,052,344
Employer	7,373,971	3,089,376
Total contributions	20,877,637	16,141,720
Administrative expenses	(399,038)	(376,797)
Distributions to participants	(41,039,412)	(41,411,191)
Net (decrease) / increase	(13,519,492)	16,882,522
Net assets available for plan benefits at beginning of year	452,617,592	435,735,070
Net assets available for plan benefits at end of year	$ 439,098,100	$ 452,617,592

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Consequently, income and related assets are recognized when earned and expenses and related liabilities are recognized when the obligations are incurred.

The Olin Corporation (Olin or Employer) Contributing Employee Ownership Plan (the Plan or CEOP) operates as an employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (IRC). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. When available, quoted market prices are used to value investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(d) Distributions to Participants

Distributions to participants are recorded when paid.

(e) Administrative Expenses

All expenses of maintaining the Plan are paid by the Plan. Certain administrative functions of the Plan are performed by officers or employees of Olin. No such officer or employee receives compensation from the Plan.

(f) Trust Fund Management

JPMorgan Chase Bank (the Trustee) is the trustee of the Plan. Under the terms of the Trust Agreement between the Trustee and Olin, the Trustee is responsible for the safekeeping of Plan assets in the trust fund and the maintenance of records relating to receipts and disbursements from the trust fund. The Trustee invests funds in accordance with the terms of the Plan and makes payments from the trust fund as directed by participants and Olin.

Under JPMorgan Chase Bank, trustee fees, investment management fees, commissions, and related Plan administrative expenses are incorporated into the fees associated with the investment funds made available under the Plan. In addition, fees associated with the self-directed brokerage feature are charged directly to the affected Participant's account. The account of each Participant applying for a Plan loan is charged an application fee ($50 per loan). No commissions are charged on purchases of Company common stock directly from Olin or from investment accounts within the Plan.

(g) ***Recordkeeper***

JPMorgan Retirement Plan Services is the Recordkeeper for the Plan.

(2) Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) ***General***

The Plan is a defined contribution plan consisting of the following separate investment funds:

American Century Premium Money Market
Chase Manhattan Bank Money Market
PIMCO Total Return Fund
Gabelli Westwood Equity Fund
Barclays Global Investors Equity Index fund
American Funds Growth Fund of America
Dreyfus Mid Cap Fund
TCW Galileo Value Fund
Managers Special Equity Fund
Dreyfus Small Cap Fund
Julius Baer International Growth Fund
Olin Common Stock Fund
Arch Common Stock Fund
Self Directed Brokerage Investment

(b) ***Eligibility and Contributions***

An eligible employee is any person who is employed as a non-bargaining employee or a collectively bargained employee covered by a collective bargaining agreement which provides for participation in the Plan and is actively enrolled on the Employer's payroll and is either performing services in the United States or a citizen of the United States performing services outside the United States at the request of the Employer.

For 2005 and 2004, the total maximum allowable employee contribution was 100% of eligible pay for non-highly compensated employees and subject to the IRS rules concerning discrimination, 18% of eligible pay for highly compensated employees.

The Internal Revenue Code (IRC) maximum amount of tax deferred contributions that may be made to the CEOP was $14,000 for 2005 and $13,000 for 2004. The amount of tax deferred contributions is based on eligible pay and the percentage of pay the participant has elected to contribute to the Plan.

Starting in 2002, participants who are age 50 and older at any time during the year are eligible to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act (EGTRRA). Catch-up contributions are additional, tax deferred contributions that eligible participants are permitted to make in excess of the IRS tax deferred contribution limit. Catch-up contributions in excess of 6% of eligible pay are not matched with Company contributions.

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2005 and 2004

The Employer matching contribution percentage is determined by the board of directors of the Employer and, under the Plan provisions, may amount to 100% of the participants' contributions, up to 6% of eligible pay. Decreases in the Employer matching contribution percentage may be approved by the Company.

Generally, for 2005 and 2004, the Employer contribution rate was 100% on the first $25 of monthly contribution and 50% on the balance up to 6% of eligible pay for non-salaried employees. Prior to October 17, 2003, employer matching contributions had been invested in the Olin Common Stock Fund. Thereafter, the employer matching contributions are invested in the same manner as the employees' contributions.

Effective January 1, 2003, the Company suspended matching contributions with respect to salaried employees and remained suspended through December 31, 2004. The Plan was amended effective January 1, 2005, with respect to salaried employees and effective January 1, 2006 with respect to hourly, non-bargaining Chlor Alkali employees to provide for a matching contribution based on the Company's reported Earnings Per Share. Following is the formula for such matching contribution:

Reported Earnings Per Share	Company Match on 1st 6% of Pay
Less than $0.00	00.00%
$0.00 - $0.49	25.00%
$0.50 - $0.99	50.00%
$1.00 or more	75.00%

For 2005, salaried employees received a Company match of 75% on the first 6% of pay contributed to the Plan. In addition, the Plan was amended for certain non-salaried employees to provide that they would be eligible for the matching contribution based on the Company's reported Earnings Per Share. Such employees received additional matching contributions such that in total, their matching contributions for 2005 were 75% of the first 6% of pay that they contributed for 2005.

Also, for 2005, certain hourly employees were eligible for a performance based matching contribution equal to 15% of the first 6% of pay that they contributed for 2005 that was previously matched by the Company at the rate of 50%. The basis for the performance based matching contribution was Economic Value Added ("EVA") which is the difference between the Company's net operating profit after taxes and a charge for the cost of capital.

Additionally, the Plan was amended with respect to certain employees hired after December 31, 2004, to provide that the Company would make a Retirement Contribution on their behalf that would be credited to a Retirement Contribution Account within the CEOP. Such contribution is based on a percentage of pay, and is invested in the same investment allocation as the employees' contributions to the CEOP. The default fund for the Retirement Contribution is the American Century Premium Money Market for employees who are not otherwise CEOP participants, but who are eligible for a Retirement Contribution.

Page 11

(c) *Participant Accounts*

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the value of the participant's vested account.

(d) *Olin Common Stock Fund*

Employees may transfer any or all of the value of the investments purchased with their own contributions, including Olin common stock, to any one or combination of investments available in the Plan. Such transfers may be made, without limitation, at any time and as often as employees choose. Prior to October 17, 2003, the Olin common stock purchased with Employer contributions was not transferable until employees terminated employment with the Company. However, employees who were age 50 or older were and still are permitted to withdraw any or all of the value of the Olin common stock purchased with Employer contributions without the usual suspension of contribution penalty. Provided the amount of the withdrawal is rolled over to an Individual Retirement Account, tax payments would be deferred until the employee takes a distribution from the Individual Retirement Account. Effective October 17, 2003, all of the Olin common stock in an employee's CEOP account, including shares purchased with Company contributions, became transferable.

(e) *Arch Common Stock Fund*

As of February 8, 1999, the specialty chemical businesses of Olin were spun off into a new publicly traded company known as Arch Chemicals, Inc. In order to affect the spin-off, a stock dividend was issued to Olin shareholders, including the Plan, in an amount equal to one share of Arch common stock for each two shares of Olin common stock then outstanding. These shares were deposited in the Arch Common Stock Fund in the Plan.

As of the effective date of the spin-off, each Plan participant having an account balance containing Olin common stock was credited with an opening account balance in the Arch Common Stock Fund. The amount credited to each participant's initial Arch Common Stock Fund account balance was calculated by (i) dividing the value of such participant's Olin Common Stock Fund account by the total value of all participants' accounts in the Olin Common Stock Fund, and then (ii) multiplying the percentage determined under (i) above, by the value of the Arch common stock the Plan trustee received as a stock dividend.

Prior to October 17, 2003, dividends paid on Arch common stock were invested in the Olin Common Stock Fund. Effective October 17, 2003, dividends on Arch common stock are allocated in accordance with investment allocation that was in effect for the employees' contributions.

(f) *Vesting and Payment of Benefit Provisions*

All participants become 100% vested in the Employer's contributions upon the completion of five years of service or as a result of death, disability, or retirement. The Company contribution account of each participant shall be vested in accordance with the following schedule:

Years of service	Percentage vested
2	25%
3	50%
4	75%
5 or more	100%

Upon termination of service for any reason, a participant may elect to receive his or her entire vested balance in either a lump-sum amount or in annual installments up to fifteen years, or if the participants' life expectancy exceeds fifteen years, the life expectancy of the participant.

All distributions shall be paid in cash, however, at the election of the distributee, distributions from the Olin and Arch Common Stock Funds may be paid in common stock with any fractional interest in a share of common stock paid in cash.

(g) *Loan Provision*

All employees who are participants in the Plan are eligible to borrow from the Plan. No loan when added to the outstanding balance of all other loans from the Plan to the Eligible Borrower shall exceed the lesser of:

(1) Fifty Thousand Dollars ($50,000), reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the Eligible Borrower during the one-year period ending on the day before the date the loan is made, over the outstanding balance of loans from the Plan to the Eligible Borrower on the date the loan is made, or

(2) One-half (1/2) of the Eligible Borrower's vested Account Balance as of the valuation date coincident with or immediately preceding the date of the loan.

Under the Plan, employees may have up to five outstanding loans at any time. The loans are funded from the participants' accounts, reducing the account balance by the loan amount, and are reflected as participant loans in the Plan's financial statements. The interest rate on these loans is the prime rate at the date of loan origination. Interest rates on new loans ranged from 5.25% to 7.00% in 2005 and 4.00% to 4.25% in 2004.

(h) *Plan Termination*

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(3) Forfeitures of Employer Contributions

Forfeitures of Employer's contributions, equivalent to the fair value of forfeited shares plus dividends not reinvested, were used to reduce current Employer's cash contributions by $485,890 and $73,242 for the Plan years ended December 31, 2005 and 2004, respectively. Unutilized forfeitures at December 31, 2005 and 2004 amounted to $49,127 and $244,663, respectively.

(4) Investments

The Plan's investments which exceeded 5% of net assets available for plan benefits as of December 31, 2005 and 2004 are as follows:

	December 31	
Description of investment	**2005**	**2004**
American Century Premium Money Market	$ 52,853,971	$ 57,127,168
Barclays Global Investors Equity Index Fund	62,241,201	64,614,349
PIMCO Total Return Fund	54,344,183	55,453,705
Olin Corporation Common Stock*	119,450,389	135,386,215
Arch Chemicals Common Stock	31,339,973	34,205,992
Managers' Special Equity Fund	23,777,547	25,307,239

*Includes shares of Olin Corporation Common Stock held by participants in the Self Directed Brokerage Account.

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004
Common stock	$ (13,019,925)	$ 16,481,054
Mutual funds	9,662,477	11,879,333
Common/collective trusts	2,724,563	6,344,977
Self-directed brokerage	(113,045)	370,874
	$ (745,930)	$ 35,076,238

(5) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in

Page 14

the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

(6) Tax Status

Olin received a determination letter dated April 3, 2003 from the Internal Revenue Service stating that the Plan is a qualified plan and the trust thereunder is exempt from Federal income taxes under the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements. The Plan was amended and restated to comply with the EGTRRA requirements as required under Notice 2001-57 on December 20, 2002. Counsel for Olin advised that an employee will not be subject to Federal income taxes on the contributions of the Employer, or on dividends, interest or profit from sales of securities received by the Trustee and credited to an employee's account, until such account or accounts are withdrawn or made available to the employee. The tax treatment to the participant generally will depend upon the form of withdrawal.

(7) Party-In-Interest Transactions

Certain Plan investments are shares of Olin common stock and shares of mutual funds managed by American Century. American Century is a related party to the Trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest. Investment-related fees are reflected in the Statements of Changes in Net Assets Available for Plan Benefits.

The CEOP reimburses the Company for expenses that the Company incurs as a result of administering the Plan. Such reimbursements constitute party – in – interest transactions and are reflected in the Statements of Changes in Net Assets Available for Plan Benefits. Administrative fees paid during the years ended December 31, 2005 and 2004 amounted to $74,725 and $76,998 respectively.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, par, or maturity value		Current value
Common Stock:			
* Olin Corporation	Olin Corporation Common Stock, 6,069,634 shares, par value $1.00	$	119,450,389
Arch Chemicals, Inc.	Arch Chemicals, Inc. Common Stock, 1,048,160 shares, par value $1.00		31,339,973
Mutual Funds:			
* American Century	Premium Money Market, 57,130,010 shares		52,853,971
* Chase Manhattan Bank	Money Market 2,842 shares		153,478
PIMCO	Total Return Fund, 5,175,636 shares		54,344,183
* Julius Baer	International Growth Fund, 568,464 shares		20,146,373
Managers	Special Equity Fund, 274,030 shares		23,777,548
TCW	Value Fund 647,645 shares		14,040,935
American Funds	Growth Fund 455,218shares		13,966,088
Dreyfus	Mid Cap Fund 177,301shares		4,953,799
Dreyfus	Small Cap Fund 167,513 shares		3,591,477
Gabelli	Westwood Equity Fund, 1,331,470 shares		14,952,410
Barclays	Global Investors Equity Index Fund, 1,650,522 shares		62,241,201
* Participant loans	1,258 loans with interest rates ranging from 4.0% to 9.5% maturity ranging from January 8, 2006 – December 28, 2010		11,093,661
* American Century	Self-Directed Brokerage Investment		7,572,576
		$	434,478,062

* Party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2006

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

By: Members of the Pension and CEOP Administrative Committee

D. R. McGough

S. E. Doughty

D. C. Lockwood

M. T. DeRosa

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Amper, Politziner & Mattia, P.C.

Exhibit 23.1


AMPER, POLITZINER & MATTIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

EDISON, NEW JERSEY
(732) 287-1000

BRIDGEWATER, NEW JERSEY
(908) 218-5002

PRINCETON, NEW JERSEY
(609) 897-0200

HACKENSACK, NEW JERSEY
(201) 678-1400

WALL, NEW JERSEY
(732) 919-1400

6 EAST 43RD STREET
NEW YORK, NY 10017

PHONE: (212) 682-1600
FAX: (212) 682-1661

WWW.AMPER.COM

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension and CEOP Administrative
Committee of Olin Corporation

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-127112) pertaining to the Olin Corporation Contributing Employee Ownership Plan of our report dated June 26, 2006, with respect to the financial statements and supplemental schedule of the Olin Corporation Contributing Employee Ownership Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Amper, Politziner & Mattia, P.C.

Amper, Politziner & Mattia, P.C.

New York, New York
June 27, 2006


an independent member of
BAKER TILLY
INTERNATIONAL